UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Traffic Release December | 2023

Azul Reports December 2023 Traffic

São Paulo, January 10 , 2024 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by departures and number of cities served, announces today its preliminary traffic results for December 2023.

Consolidated passenger traffic (RPKs) increased 5.7% compared to December 2022 on a capacity (ASKs) increase of 2.9%, resulting in a load factor of 79.8%, an increase of 2.2 percentage points compared to the same period in 2022.

“2023 was another strong year for Azul. Demand for our products and services remained extremely strong, our capacity and traffic increased 11% and 12% respectively, leading to load factor expansion and an all-time record RASK in 4Q23. We maintained our high on-time performance as we were the 2nd most punctual airline in the world. Through our strong operations, we now have the ability to focus on our growth and margin expansion for the next several years,” says John Rodgerson, Azul’s CEO.

	Dec-23	Dec-22	% ∆	4Q23	4Q22	% ∆	YTD 2023	YTD 2022	% ∆
Total
RPK (million)	3,064	2,898	5.7%	8,885	8,143	9.1%	35,399	31,561	12.2%
ASK (million)	3,841	3,734	2.9%	11,105	10,426	6.5%	44,006	39,579	11.2%
Load factor	79.8%	77.6%	+2.2 p.p.	80.0%	78.1%	+1.9 p.p.	80.4%	79.7%	+0.7 p.p.
International
RPK (million)	685	611	12.2%	2,073	1,617	28.2%	8,219	5,044	62.9%
ASK (million)	839	765	9.7%	2,448	1,976	23.9%	9,639	5,974	61.3%
Load factor	81.7%	79.9%	+1.8 p.p.	84.7%	81.8%	+2.9 p.p.	85.3%	84.4%	+0.9 p.p.
Domestic
RPK (million)	2,378	2,287	4.0%	6,812	6,526	4.4%	27,180	26,517	2.5%
ASK (million)	3,001	2,969	1.1%	8,657	8,450	2.5%	34,367	33,605	2.3%
Load factor	79.2%	77.0%	+2.2 p.p.	78.7%	77.2%	+1.5 p.p.	79.1%	78.9%	+0.2 p.p.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the 2nd most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Traffic Release December | 2023

Glossary

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This traffic release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 10, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer